EXHIBIT 99.9

Notice to ASX/LSE

Rio Tinto invests to modernise century-old hydroelectric power plant in Quebec
15 May 2025

ALMA, Canada--(BUSINESS WIRE)-- Rio Tinto is investing US$1.2 billion (CA$1.7 billion) to modernise its Isle-Maligne hydroelectric power plant, commissioned in 1926 in Alma, Quebec. This is Rio Tinto’s largest single investment in its hydroelectric assets since the 1950s.

The power plant modernisation is essential to secure the future of low-carbon aluminium production in Saguenay–Lac-Saint-Jean, supporting the jobs of employees across the region. It will allow Rio Tinto to protect its assets for the long term, ensure a more efficient, safe and reliable power supply of renewable energy to smelters, casting houses and other facilities, and maintain safe operations for its employees and the community.

The project will run until 2032, with an estimation of more than 300 people working on the site at its peak. It includes replacing eight turbine-alternator groups, rehabilitating their water intake and hydraulic passage, building an extension and mechanical workshop to the north of the power station, replacing electrical and mechanical equipment, and modifying a spillway so that it can be used reliably in winter.

Rio Tinto Aluminium’s Managing Director for Atlantic Operations, Sébastien Ross said: “The Isle-Maligne hydroelectric power plant has been a strategic asset for Rio Tinto for 100 years, drawing on the expertise and dedication of multiple generations of employees and business partners. This major investment to modernise our facilities will ensure the long-term future and competitivity of our low carbon aluminium production in Quebec for decades to come for our Canadian and American customers.’’

This investment is in addition to previously announced projects worth a combined $183 million (CA$252 million) for the refurbishment of butterfly valves and work on two other turbine-alternator groups at the Isle-Maligne power plant.

Rio Tinto is one of Canada's largest private producers of hydroelectricity. Seven hydroelectric facilities located in Quebec and British Columbia provide a competitive advantage, allowing the company's modern aluminium smelters to produce some of the lowest carbon aluminium in the world. An eighth power station supplies hydropower to Rio Tinto IOC’s port operations in Sept-Îles, Quebec.

View source version on businesswire.com: https://www.businesswire.com/news/home/20250514678468/en/

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